Exhibit 1

Eurand NV	EURX	Q2 2010 Earnings Call	Aug. 6, 2010
Company▲	Ticker▲	Event Type▲	Date▲

MANAGEMENT DISCUSSION SECTION

Operator:  Greetings, ladies and gentlemen, and welcome to the Eurand Second Quarter 2010 Financial Results Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions]

It is now my pleasure to introduce your host, Mr. Bill Newbould, Vice President of Investor Relations at Eurand. Thank you, Mr. Newbould; you may now begin.

Bill Newbould, Vice President, Investor Relations

Thank you, operator, and welcome everyone. Joining us on the call today are Gearóid Faherty, Chairman and Chief Executive Officer; and Mario Crovetto, Chief Financial Officer. I would like to point out that the transcript for today’s call will be posted on our website and also provided as a Form 6-K.

During the course of this conference call, we will make projections or other forward-looking statements regarding future events or the future financial performance of the company. The words belief, estimate, anticipate, intend, expect, plan, or similar expressions are intended to identify forward-looking statements. We wish to caution that such statements are subject to risks and uncertainties that could cause actual events or results to differ materially. Important factors relating to our business including factors that could cause actual results to differ from our forward-looking statements are described in our Form 20-F, Form 6-K’s and other filings with the SEC. The company assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.

I’d now like to turn the call over to Gearóid.

Gearóid M. Faherty, Chairman and Chief Executive Officer

Thank you, Bill, and good morning everyone, and thanks for joining our call today. As you’ve seen from our press release this morning, the second quarter was another strong quarter for our business and the highlight of the quarter was the strong growth of our ZENPEP franchise.

Product sales in the quarter were up 22% to €29.4 million or $36 million on the same quarter last year. Driving this growth were sales of ZENPEP, which more than offset lower revenue from Axcan for ULTRASE and from Pancrelipase, the low cost pancreatic enzyme product or PEP that we stopped shipping when we launched ZENPEP in November 2009.

We’re extremely pleased by the progress we’ve made this quarter with ZENPEP and are optimistic about the products feature. I’d like to take a few moments now to review ZENPEP’s recent performance and discuss some of the competitive dynamics that we’ve seen in the pancreatic enzyme market over the last few months.

Since April 23, the last full week before the FDA’s April 28 deadline to stop distribution of unapproved PEPs, weekly retail prescriptions for ZENPEP as reported by IMS have grown nearly four-fold from 585 to 2,140 and we’ve more than tripled our market share for ZENPEP from 3% to 10%.

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Eurand NV	EURX	Q2 2010 Earnings Call	Aug. 6, 2010
Company▲	Ticker▲	Event Type▲	Date▲

During that same time, we’ve nearly doubled the weekly retail scripts for our low-dose authorized generic Pancrelipase from 581 to 1,070. Taken together, our ZENPEP franchise market share has grown from 6 to 15%, an increase of 150%. Driving the robust growth in the ZENPEP franchise, has been a combination of factors including increased product availability in the distribution channels, improved reimbursement and formulary status, higher brand awareness and physician acceptance due to strong promotional efforts and favorable competitive dynamics.

As I noted earlier, shipments of unapproved PEPs to wholesalers were discontinued at the end of April. And government reimbursement which also halters for most unproved PEPs at the same time and at the end of May, for J&J’s product. This situation created a window of opportunity for ZENPEP to capture a good part of the ground lost by the competition. We see this window of opportunity continue in the coming months as the new entrant works to fill supply channels and seek reimbursement for their product.

We’ve also worked hard to ensure that patient access to ZENPEP is not an issue. In an addition to an extensive sampling program initiated at launch, we’ve works to increase the product availability particularly in the large pharmacy chains.

I’m also pleased to report that we’ve made excellent progress on the reimbursement front in the second quarter. The FDA’s enforcement of the April 28 deadline, heightened awareness among payers, especially where only one approved PEP was listed on their formulary. In these instances, payers were actually calling us to initiate contracting discussions. We now have more than 90% of all covered lives in commercial managed care, and more than 90% of Medicare Part D lives have access to ZENPEP. We also have extensive Medicaid coverage with all but a handful of states now in the fold.

As one of only two sale forces, prior to the recent launch of J&J’s product – actively promoting their brands to physicians, our share of voice has increased considerably leading to broader market awareness and acceptance. This is especially the case in cystic fibrosis, for a greater awareness of the regulatory situation regarding PEPs, makes physicians more willing to switch their patients to an approved PEP. In the larger GI segment, the transition to approved PEP is taking a little longer, underscoring for us the opportunity to continue to grow ZENPEP share in the coming months.

Our commitment to the cystic fibrosis community extends beyond our commercial efforts. We’re proud to sponsor the inaugural Eurand Cystic Fibrosis Cycle for Life. A series of cycling events throughout the U.S. aimed at raising funds for cystic fibrosis programs and research, directed by the Cystic Fibrosis Foundation.

By lending our name and support to this effort, we’re also broadening awareness of Eurand and ZENPEP in the CF community. The first Cycle for Life event was held in San Francisco in late June and raised 65,000, a strong showing for the first year of an event of this kind.

Looking ahead, we’re very encouraged about the prospects for ZENPEP, and we expect to see continued growth, as stocks of unapproved product leave the markets and the full benefit of our initiatives to improve patient access and reimbursement are seen.

In addition, we believe the substantial investments we’ve made to-date in our promotional initiatives are beginning to pay dividends. Finally, we’ve recently made some key management additions to the U.S. commercial team that we’ll – that we believe will help to sustain the growth of our branded specialty pharma business, this year and into the future.

In terms of the status of the unapproved PEPs, the NDA for Axcan’s ULTRASE and VIOKASE and for Digestive Care’s PANCRECARB are still under review. On May 6, this year Axcan, announced that the FDA issued a complete response letter requiring that deficiencies in manufacturing and control processes, as the manufacturer of the active-ingredient of ULTRASE be addressed before they’ll grant approval.

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Eurand NV	EURX	Q2 2010 Earnings Call	Aug. 6, 2010
Company▲	Ticker▲	Event Type▲	Date▲

It’s important to note that Eurand licenses, manufactures and supplies ULTRASE capsules to Axcan. But we’re not the manufacture of the active-ingredient. Axcan has publicly stated that they are confident that ULTRASE will be approved but they haven’t given any guidance as to when. Axcan also stated that they stopped distribution of ULTRASE effective April 28, in compliance with the FDAs guidance.

As a result of their distribution stop, sales and royalty revenues from Axcan were significantly lower in the second quarter, but this reduction was more than offset by strong ZENPEP sales. While Axcan continued to distribute the product in Canada and South America, we would not expect to see meaningful revenues from Axcan, until such time as their NDA’s approved and Axcan recommences shipments to wholesalers. That being said, we expect any decrease in Axcan revenues in the second half compared to the second half of 2009 to be more than offset by ZENPEP revenues.

Now, I’d like to bring you up-to-date on some recent activities with our pipeline. We continue to move ahead with our clinical development program in Europe for ZENPEP. As noted on our first quarter call, the European Medicines Agency, late in 2009 finalized its guidelines for the development and cystic fibrosis products. Based on the guidelines and the outcome of our discussions with the EMA or EMEA regarding the clinical and regulatory pathway for approval in the EU, we finalized the trial protocol are in the process of obtaining regulatory approval for the sites we enrolled and anticipate starting the trial soon.

As we’ve discussed previously, we are eligible to file the ZENPEP marketing authorization under the centralized procedure process, meaning one application for the EU member states and the potential for 10 years of market exclusivity. The European and Russian markets represent a very important opportunity for ZENPEP, with the combined market valued at $450 million in 2009, according to IMS Health.

In terms of our commercial strategy for ZENPEP in Europe and also in Asia, we continue to have discussions with potential distribution partners there.

Turning now to EUR-1025, our once a day formulation of the anti-emetic ondansetron. We have just received FDA’s feedback on a protocol for Phase III trials that we’d submitted in March. The study is intended to evaluate 1025 in the prevention of nausea and vomiting. We are incorporating the feedback into the protocol design, and expect to make a decision about the study start later this year. As previously stated, our current intention is to out-license 1025.

As noted in today’s press release, we’ve decided to discontinue the development of EUR-1073, a corticosteroid for the treatment of ulcerative colitis. After a thorough analysis of the European study conducted by the licenser Chiesi, in mild-to-moderate ulcerative colitis comparing 1073 to the current standard of care, we’ve concluded that this product does not have the product profile we would be prepared to take forward in the U.S market. Accordingly, we’ll return the rights to this product to Chiesi at no cost to Eurand.

In a few moments, Mario will discuss our financial results for the second quarter and first half in detail, but first, I’d like to give you a brief summary of my remarks this morning. We had another solid quarterly performance and believe we are well on our way to another strong year. We’re extremely pleased with the market progress we’ve made with ZENPEP and our significant market share gains. And we look forward to continued growth in the second half. And finally, we look forward to initiating our Phase III programs for ZENPEP in Europe and 1025 in the U.S. over the next few months.

I’ll now turn the call over to Mario.

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Eurand NV	EURX	Q2 2010 Earnings Call	Aug. 6, 2010
Company▲	Ticker▲	Event Type▲	Date▲

Mario P. Crovetto, Chief Financial Officer

Thank you, Gearóid. In the second quarter of 2010, revenues totaled €32.9 million compared to 30.5 million in the second quarter of 2009. This represents an increase of 8% or 3% in constant currency. In dollars, revenues were 40.5 million at the convenience rate of 1.23.

Product sales of 29.4 million or $36.2 million, represented 89% of our total revenues and grew 22% or 17% at constant currency rates. Sales of ZENPEP and its authorized generic in this quarter amounted to approximately $10 million. Compared to a year ago, these revenues more than offset lower sales of ULTRASE to Axcan and the absence of revenues from our low cost and credit base.

As in the first-quarter, we recognized revenues of ZENPEP on the basis of shipments from wholesalers to retail and non-retail channels. We believe this revenue recognition method is appropriate during the product launch phase and we may move to recognition based on our shipments to wholesalers at a future date.

Royalties of €1.8 million decreased compared to the second quarter of 2009, because of lower royalties from ULTRASE of Axcan. Development fees were €1.6 million, which is lower than in the second quarter of 2009, when fees included a significant milestone from GSK related to the launch of Lamictal ODT.

Gross margin on product sales was 46.9% in second quarter 2010 compared to 35.4% in the second quarter of 2009, as a result of ZENPEP sales. Research and development expenses were €5.6 million, 5% higher than in the second quarter of 2009. The 67% increase in SG&A compared to a year ago is primarily due to the build out of our sales force and commercial infrastructure in United States, in connection with the launch of ZENPEP which took place in the second half of last year and to expenses on marketing, patient support and managed-care programs focused on the ZENPEP franchise.

We ended the quarter with a net loss of €3.4 million or $4.1 million, which is €0.07 per share in euro and $0.09 in dollars. At the end of the quarter, cash and marketable securities were €38.3 million or $47 million.

I will now turn to a brief summary of first half 2010 financial performance. Most of the comments I just made in connection with quarterly results are also applicable to first half results compared to first half 2009. Total revenues grew 7% and were €64 million or $78.7 million. The product sales component made up for 88% of our total revenues, and increased 17%, primarily because of ZENPEP and its authorized generic.

Royalties were down 12% because of lower ULTRASE royalties. Development fees were lower than a year ago. As I mentioned earlier, first half 2009 fees included a significant milestone from GSK.

Gross margin on product sales was 49.6% in first half of 2010 compared to 38% a year ago as a result of ZENPEP sales. Research and development expenses were 7% lower than a year ago when we recorded higher spending on clinical trials. The increase in SG&A compared to a year ago is mainly due to the expansion of selling and marketing expenses following the launch of ZENPEP and its generic, which took place at the end of 2009. Net loss was €3 million, which is $3.7 million or €0.06 per share in euro, $0.08 in dollars.

Turning to the second half of 2010, the two key elements which will affect our financial performance are revenues from ZENPEP on one hand and from ULTRASE on the other. As we wrote in the press release and as Gearóid mentioned, compared with second half 2009, the revenue decrease we expect due to ULTRASE should be more than offset by revenues of ZENPEP and its authorized generic.

I will turn the call back to Gearóid.

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Eurand NV	EURX	Q2 2010 Earnings Call	Aug. 6, 2010
Company▲	Ticker▲	Event Type▲	Date▲

Gearóid M. Faherty, Chairman and Chief Executive Officer

Thank you, Mario. Before we open the call to your questions, I’d like to conclude with a review of some of the upcoming milestones in the second half of 2010. We’re excited by the recent demand we’ve seen for ZENPEP and are optimistic about the product’s prospects.

From our partnered products, we look forward to continuing growth of Lamictal ODT and to seeing the impact of Cephalon’s renewed focus on AMRIX. We’ll continue to advance our pipeline with a Phase III trial in Europe for ZENPEP, which we hope to start soon and our work to finalize the Phase III protocol in the U.S. for 1025, plus ongoing work in our many undisclosed co-development products

Lastly, we have a very active in-licensing program for both marketed and development-stage products, and significant management efforts are being and will continue to be dedicated to this program in the coming months and quarters.

This concludes our formal remarks. Now, I’ll ask the operator to open the call to your questions.

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Eurand NV	EURX	Q2 2010 Earnings Call	Aug. 6, 2010
Company▲	Ticker▲	Event Type▲	Date▲

QUESTION AND ANSWER SECTION

Operator:  Thank you. [Operator Instructions] Our first question is coming from Annabel Samimy with Stifel Nicolaus. Please state your question.

<Q – Annabel Samimy>: Hi. Thanks for taking my call. So I have a few questions actually, can you just clarify, you mentioned that the ZENPEP was 10 million, was that ZENPEP specifically or is it ZENPEPs franchise including the AG, including pancrelipase?

<A – Mario Crovetto>: The ZENPEP franchise, which is ZENPEP and its authorized generics, we have no revenues from the old low cost pancrelipase in this quarter.

<Q – Annabel Samimy>: Okay. On that note, can you help us understand the pricing for the AG. Has the pricing improved, since April 28 when lower cost providers came off the market or has it stayed the same essentially?

<A – Gearóid Faherty>: Prices for the AG, Annabel, have essentially stayed the same.

<Q – Annabel Samimy>: Okay. And as for the revenues, you mentioned that ZENPEP sales had more than offset ULTRASE, but sequentially your revenues are down from the last quarter as well as some of the quarters in 2009. So can you help us understand what else is going on over there?

<A – Mario Crovetto>: Alright, ZENPEP is significantly up compared to the previous quarter and last, it’s down. And the question is?

<Q – Annabel Samimy>: Your overall revenues are down sequentially from the first quarter as well as some other quarters during the year?

<A – Mario Crovetto>: Well in euro, revenues are 32.9 million and last quarter were 31.1.

<Q – Annabel Samimy>: Okay. So it’s just an FX issue. Your revenues were 40 – around 40.5 million in the second quarter and last quarter they were 42 million. So – but functionally that’s down?

<A – Mario Crovetto>: But, I’m sorry. We report in euro as you know and for convenience, we express revenues in dollar at convenience rate, which is always the rate at the end of the quarter.

<Q – Annabel Samimy>: Okay. I just want to make sure it’s an FX issue rather than something bigger going on. Okay.

<A – Mario Crovetto>: Yes.

<Q – Annabel Samimy>: So, just separately on – a broader market issue, there’s obviously we know that pancreaze has come out on the market. Are you going to start any other new programs to offset some of the marketing that J&J may be doing to sort of reenter the market? And you mentioned also reimbursement and how they may be at a disadvantage, are you suggesting that they lost a lot of their reimbursement when they pulled their product off – the older product off the market?

<A – Gearóid Faherty>: Well the older – first of all, we don’t know what they’re going to do by way of marketing programs. We’re not planning anything particularly different to what we’ve been doing for the last two quarters. We believe that’s worked extremely well. We see no reason why it will change.

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Eurand NV	EURX	Q2 2010 Earnings Call	Aug. 6, 2010
Company▲	Ticker▲	Event Type▲	Date▲

As a result of the new name they have, the new doses they have, the new NDC codes that they have for their product, they obviously have to go out and renegotiate for reimbursement, just in the same way that we did and just in the same way that CREON did a year ago. So yes, we would expect them obviously to lose market share, we’d expect it to happen as a result of them waiting to get reimbursement through unless obviously to have some former program to compensate for that. Judging by the way scripts have gone them for the last two or three weeks where we’ve seen a decline for them in market share, it would seem to be a factor that they have to consider.

<Q – Annabel Samimy>: Okay, and just going forward, do you have any sense at this point, when you can start seeing some positive cash flow from the launch and start leveraging your income statement and sort of get past this launch phase and sort of start generating some cash flow for a new product?

<A – Mario Crovetto>: We don’t make these type of statements and...

<A – Gearóid Faherty>: If anything we’d be [inaudible] at this time Annabel. Obviously a factor for us is what happens with Axcan. And we don’t know when or if they’re going to be approved and obviously that goes to our future projection. So it’s difficult for us to say right now. We think we’ll wait till we have some clarity on that and then maybe we’ll be able to talk about some form of guidance.

<Q – Annabel Samimy>: Okay, great. Thank you.

Operator:  Our next question is coming from the line of Ian Sanderson with Cowen and Company.

<Q – Ian Sanderson>: Hi, good morning. Thanks for taking the question. First the – Gearóid, could you tell us what the extent of this sampling program present at this point and how long you plan to continue that program? And related to that, do you plan to continue to authorize generic on a relatively permanent basis?

<A – Gearóid Faherty>: First one is sampling. Sampling has cut back very, very significantly for us. This is what we did in the first four months of the year. We put about – we would think there’re over 30,000 samples of 100 count bottle into the market when we launched the product. So we had a very, very extensive sampling program. Since then, we are still continuing to sample but much less aggressively and also we’ve changed the size of the sample bottle we’re working with. We’re now working with a much smaller sample size. So very extensive, 30,000 at least put into the market in the first four months gradually backing off that now as people have – had an opportunity to try and use the product.

Turning to the AG, we’re not prepared to say in a public call what our strategy is for the product. We think it has been very useful so far. We’ll see who the market entrants are as we go forward and adjust our strategy according to the competitive position we face for the product.

<Q – Ian Sanderson>: And could you talk a little bit about the sort of competitive threat as you see it from Lilly picking up the recombinant PEP product?

<A – Gearóid Faherty>: Sure. I probably have maybe two comments on that. The first one would be, and I’ve said it before on calls like this. Based on the efficacy, we’ve seen to-date for that product and by efficacy I mean coefficient of fat absorption. The figures whereby you show how efficiently you digest fat, which is the most important product characteristic for these products. The efficacy shown for that product is very, very much lower than we’ve shown with our product. In their clinical trials, their CFA was in the 60s. The highest point for a CFA with our product was over 94%. So we think from an efficacy point of view, the product will have a very challenging future unless there’s new data that shows better CFA.

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Eurand NV	EURX	Q2 2010 Earnings Call	Aug. 6, 2010
Company▲	Ticker▲	Event Type▲	Date▲

I think CFA is a very important consideration because firstly that’s what the FDA wants you – lipase is the enzyme, they want you to label on the basis of because they know it to be the most important and patients, especially the chronic patients in cystic fibrosis and chronic pancreatitis need large amounts of lipase.

So with low efficacy, it would make it very difficult for these chronic patients to be treated by that product. Maybe, maybe there’s a niche for the product in lower grade disease where CFAs do not have to be as high. The problem I would see in that particular market segment as we know it’s very, very price sensitive and we have our AG there, which makes it very difficult for them to compete economically with a recombinant product, again an animal origin AG. So I find it hard to see a niche or role for the product, Ian.

<Q – Ian Sanderson>: Okay, that’s very helpful. And then finally, you noted in the press release about 30% of the market is not yet converted to the FDA approved PEPs. How long do you expect that to take and actually what’s holding that up?

<A – Gearóid Faherty>: I think it’s a case of – you have still stocks of the old product in the market because when the FDA came out with its guidance on the 28 and CMS then on the 29, the guidance was stock distribution. You could no longer ship products to wholesalers. There was not a recall, you didn’t have a recall whereby a retailer has to ship back to wholesalers and then wholesalers back to the manufacturers. So the stocks that was in the market at the time was allowed to stay there. So we obviously have a large overhang of that product still in the markets with presumably a retail chain and a wholesale chain that would like to see it used up commercially because they’ve bought this product.

So I think, we will see an overhang of that product or those products at least for the next quarter or two but gradually as we’ve seen from the script trends, gradually decreasing. I think the decrease is also being accelerated by the fact that, well one, some of the wholesalers are probably shipping products back to certain companies. I wouldn’t imagine that the retailer is, but then you have companies like us out there talking to physicians, talking to the caregivers and advising them of the change. So that’s also contributing to people switching from unapproved to approved product.

We think in the cystic fibrosis market that change is well advanced. We think it’s less well advanced in GI, because some of the docs there have been prescribing the older products for a very long time and have as much lower awareness of the FDA Reg action and they’re coming to hear about it as patients go look for reimbursement for the product, find that they don’t have and then it has to come back to the physicians. So that process seems to be taking longer.

<Q – Ian Sanderson>: Okay. Thank you, very much.

Operator:  Our next question is coming from Frank Pinkerton with SunTrust Robinson Humphrey.

<Q – Frank Pinkerton>: Hi, great. Thanks for taking the questions. Gearoid, can you just talk to business development front especially, potential brand licensing, proprietary products?

<A – Gearóid Faherty>: Sure, Frank. We – obviously are not going to talk about specific projects, but there are two things we’re working on at the moment. We would be very anxious to bring in an existing marketed product that could be detailed by the existing full sales force without expanding it, needless to say to leverage the infrastructure that we have and without any particular need to expand it. We believe the infrastructure that we have presently could easily take one or two other products in the CF or GI space or possibly with an orphan drug indication. So there is a defined focus on finding a market product in those types of segments. We’re also keen to add to the development stage pipeline. Again, we would be looking for products that are in the CF, GI, or specialty markets particular orphan drug. We would be very attracted to a product that has a drug delivery or drug formulation requirement to assist it in going through the agency and getting to market. So we have a dedicated group of people reporting to the President of our Pharma business in the United States, looking for these opportunities.

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Eurand NV	EURX	Q2 2010 Earnings Call	Aug. 6, 2010
Company▲	Ticker▲	Event Type▲	Date▲

<Q – Frank Pinkerton>: And then at standpoint of urgency in BD, now that Clipper, I guess is no longer go forward does that leave a hole and something needs to be put in there and filled and is there progress that’s being made on that front?

<A – Gearóid Faherty>: We’re obviously looking at a number of products and we’ve been looking at – we’ve spoken about this now I think for two or three calls, this isn’t a program that has started as a result of giving up on Clipper, it’s a program that’s been in place for quite some time. And due diligence especially on development stage products like, Clipper is very, very significant. We go speak with doctors, we speak with consultants in the space, and we are currently looking at the number of opportunities. As to when they’re likely to come in, it very much depends on what we get to see. I would say, no new heightened urgency, it was – it has always been a very important issue for us when we set up this group. And this group, this is all they do from when they were established, this is all they work on. They’re not distracted by other business objectives.

<Q – Frank Pinkerton>: Okay, great. Thanks for that. And just switching the focus to Europe, can you give us any detail on the trials that you’re running, when are they going to start, I’m assuming it’s very similar to the trials run in the U.S. but just confirm the endpoints and the timelines of enrollment there and then also number of patients and expected time to complete those?

<A – Gearóid Faherty>: I’ll give some answers Frank. I’m resistant or reluctant to give you a lot, and the reason is we’ve been offered centralized review, it is – the guidance came out from the EMA the European Medicines Agency, they’ve changed their name relatively recently from EMEA to EMA. And they’ve come out with some guidance back in November. We’ve been working with them now for the best part of 9 to 12 months to establish a protocol design, for what’s required to get a product of this type approved in the EU. We’re expecting to be the first people to file with its new – under these new guidance, that has been given by the EMEA. Obviously, the last thing I want to do is announce to competitors, who would be thinking about it right now, what the size needs to be, what the endpoints need to be in order to get approved. Because I would short-circuit for them the process that we’ve spent 9 months going through, what I can say is, that we will start the trial very soon. The trial will involve many different countries around the Europe. It will be not too different in terms of number of patients from the two trials we did in the state although in Europe, it would be one. And – the type of trial will be slightly different but I’m not prepared to say how right now.

<Q – Frank Pinkerton>: Okay, great. And then you can – can you just speak about as this process goes forward, is there any similarities to the United States to the aspect of removing older products in the future from the market or with just being added a product to what’s already there? Thank you.

<A – Gearóid Faherty>: There is a lot of talk and a lot of campaigning from the Cystic Fibrosis Foundation across Europe to have a change because there are a lot of uncontrolled products in Europe right now, very similar to what you had in the States, although the level of control is somewhat better and that these were approved many years ago. Europe started a process whereby old files are reviewed every five years as thing stands. So these products unlike the States come up for a natural review as a result of that process. But as to a defined guidance and a withdrawal date EMEA – EMA have not given such guidances yet.

<Q – Frank Pinkerton>: Great. Thanks for taking the questions.

<A – Gearóid Faherty>: No problem.

Operator:  Our next question is coming from the line of David Steinberg with Deutsche Bank.

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Eurand NV	EURX	Q2 2010 Earnings Call	Aug. 6, 2010
Company▲	Ticker▲	Event Type▲	Date▲

<Q – David Steinberg>: Thanks, good morning. Couple of questions, first, with regard to Clipper one of your key late stage products, I assume you had earmarked a significant amount of spending to develop the product. Now that it’s gone, how should we think about adjusting our models what – how much money were you going to spend on it, how much should we lower our R&D expense over the next couple of years based on that development?

<A – Gearóid Faherty>: It – obviously David, we haven’t tied specific funds to this in terms of the guidance that we provided in the past with IIIs, a trial for a product of this nature given that it had two Phase III or three Phase III trials behind it, we would have expected study sites from the FDA between 220 to 250 people and we would have expected a trial cost of quite a bit less than 5 million and that would have been spread out over a two year period of time.

<Q – David Steinberg>: Okay. Pretty, de minimis. So thinking about I know you don’t – you’ve deferred from giving guidance but just thinking about long-term – looking at you P&L, how should we think about, how much the company will spend on R&D and SG&A as a percent of sales as we look out towards profits. Could you give us some metrics, operating income, R&D spend, SG&A all as a percent of sales, some sort of range to help us think about your profitability in the future?

<A – Gearóid Faherty>: We would not see David, without a new in-license product or some particular program of major significance, a big increase in research spend from where we are now. Obviously the spend that we’ve had today has been able to sustain the two trials that we were obliged to do for ZENPEP, that covers the trials we did on ondansetron to take it where it is today, obviously those are not trial expenses that have to be repeated, with going forward looking at the spend we’re facing right now. The two items of clinical development of significance that are on the – very close to us right now would be ZENPEP in Europe and in answer to the last or the previous question I gave some guidance as to what the size of that might be. And we’d obviously then once we finalize the protocol with the FDA as we said in the call this morning. We literally just got their feedback last week, so we’re working on that protocol. We have to go out now and reprise that but we wouldn’t expect it to be that significant. So, I think certainly for the pipeline as we have it today we would not see a need for a major expanse in the spend or to take the spend up very significantly.

If we were to license an additional development stage product that was ready to go into Phase III, it will obviously very much depend on what the product is and at that time we’d probably be providing guidance as to what we think the cost of it will be to take it forward. With regard to margins, obviously as we’ve described in the call today, we had made great progress with ZENPEP. The product has done very well, but in the same period of time we’ve seen a big decline in our revenues from Axcan. And it’s very hard for us given that Axcan are not providing guidance right now as to understand when that revenue might be coming back.

So as Mario said earlier, we’re reluctant and we’re keen to wait and see what happens with that product before we formalize any further guidance. Obviously our objective for the business is to run as efficiently run as profitably and we’re very much focused on that. Obviously the aim of in-licensing and looking to in-license the marketed product to leverage the infrastructure we’ve already established, as I said in my comments, we believe the infrastructure we have presently could easily handle one or two additional products and obviously that would have a major impact on margins where we’d be successful there as well.

<Q – David Steinberg>: Okay, let me ask you in another way. You’d indicated you would refrain from guidance because you didn’t know what was happening with Axcan and ULTRASE, so let’s just say, I mean if you look the trend in ULTRASE, it’s gone from about 17% share down to 6%. And soon they’ll get approval any time soon, looks like it will go to zero? So, let’s just assume that you get no revenues from Axcan in the future. You’ve indicated that a unit of ZENPEP is a lot more valuable than a unit of ULTRASE. So let’s assume that Axcan generates zero revenues. Given the trajectory of your scripts help us with when you’re going to turn profitable, and how to think about the cash flows over the next couple of years?

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<A – Gearóid Faherty>: We’re not prepared to do that in call, David. But as you’ve said, Axcan was a very big client of ours, and we reported over 40 million in revenue through them last year. We believe there will be an offset as we guided in the call today. We’ve told people in the past, that we take about 30 to 35% of Axcan revenues would come through us in the combined fees and – excuse me – the manufacturing and royalty revenues we would earn. So, obviously the difference with ZENPEP would be we’re not paying a royalty to anybody, so any of the revenues we get for that would come to us and they would used to offset obviously the cost of promoting the product.
But I’m not prepared to get into building a financial model on the call this morning.

<Q – David Steinberg>: Okay, thanks.

Operator:  Our next question is coming from Scott Henry with Roth Capital Partners.

<Q – Scott Henry>: Thank you. And there’s a bit of lead into this question, so bear with me. Basically it stems down to the last six months ZENPEP has done very well and the stock doesn’t really budge. What seems to be the problem is somewhat a lack of visibility into the model and revenue drivers. And then when you look at the street models, and you look at the 10-K disclosure revenues, there’s pretty wide discrepancies and I think there’s a general lack of conviction by investors with regard to how market share gains equals earnings. So, I guess my question is can we get greater clarity on the drivers of revenues and why not?

<A – Gearóid Faherty>: Because we’ve had a very – two very substantial events that we did not predict take place, one rather in the last six months. And that was Axcan. As we’ve been talking to people for months, our expectation was that Axcan would be approved. Axcan as we’ve disclosed to people on many occasions are our largest and were our most profitable product. And now we have no visibility as to when or if they’re coming back to the market.

<Q – Scott Henry>: No, I think.

<A – Gearóid Faherty>: It’s very challenging for us to predict what that would be.

<Q – Scott Henry>: No. I think you completely misunderstood my question. I’m talking about looking backwards, I’m talking about estimates of how ULTRASE results in the numbers it does. The profitability of something like Lamictal ODT, I mean from an investors prospective when we hear that ZENPEP is outweighing ULTRASE but then we also see earnings resulting in a greater loss. It’s just a lack of clarity which I think hurts the conviction of investors. It’s not an operational comment, it’s really a presentational.

<A – Gearóid Faherty>: And obviously when we have a level of visibility that we feel secure about and a possibility to write it and have a better sense what’s going to happen with these people with Axcan. Well then – we are committed, we would like to provide more visibility, we’re just not in a position to do it now.

<Q – Scott Henry>: No but these – these are historical numbers, I mean you have the numbers what I’m saying is...

<A – Gearóid Faherty>: And we’ve given – we’ve given – we’ve told you that we take approximately 30% of what Axcan sells, we told you what the size of the Axcan business. We’ve told people that obviously any royalty revenues that we earn from these people and we’ve given ranges as to what the royalties are for with obviously straight to the bottom line. We’ve told people for products like Lamictal, like Axcan, like AMRAX. We’ve gross margin of greater than 50%. So, I think we’ve given a lot of guidance on those issues.

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<Q – Scott Henry>: Okay. Well then I guess, I mean then to ask a specific question, I mean, aside from that commentary, is the 10 million in sales for the quarter, how does that break up between PANCRELIPASE 5000 and ZENPEP?

<A – Gearóid Faherty>: Mario will give you the figures.

<A – Mario Crovetto>: Yes. It’s approximately 9 million ZENPEP and 1 million the authorized generic.

<Q – Scott Henry>: Okay, and if I could ask another question, since – this is very helpful. Lamictal ODT, what kind of profitability does that product have...

<A – Mario Crovetto>: We have a royalty of greater than 5% from the product and we’ve gross margins of greater than 50% on the supplier product to them.

<Q – Scott Henry>: Okay. Well this is helpful, but I mean I’ll just say it as a comment, that I think it will be helpful to have greater clarity in to historical numbers. I’m not even talking about going forward but I appreciate the feedback that you gave. Thank you.

<A – Gearóid Faherty>: Thank you.

Operator:  Our next question is coming from the line Sumant Kulkarni with Bank Of America.

<Q – Sumant Kulkarni>: Good morning. This is Sumant for Gregg. Thanks for taking my question. You just provided the AG versus the Pancrelipase break out of the 10 million, is there any conceptual level you could provide for the high strength versus below strength part of the 10 million?

<A – Gearóid Faherty>: The – I’m just looking at the data that comes out from IMS so it gives you a sense for what the percentages are. On the last week it was reported according to IMS of our share of 1.9% went to the ZENPEP 5, 2.7% of our market share, the total market share, went to the 10, 1.7 went to the 15, and 3.6 went to the 20 to give you our total of – ZENPEP total of 9.8. So 3.6 20, the 15 1.7, the ZENPEP 10, 2.7 and the ZENPEP 5, 1.9 and that’s as of the 23rd of July.

<Q – Sumant Kulkarni>: All right. But what I meant is, is there a one to one correspondence between the script share and the sales share?

<A – Gearóid Faherty>: Obviously – sorry, say that to me again.

<Q – Sumant Kulkarni>: What would the sales share be the – the script share we can get from IMS.

<A – Gearóid Faherty>: Yeah. In terms of our translate well obviously we have then a case of the price of the various products. And the prize – the right price for the lowest product would be in the $0.70 range and the highest strength product would be over 2.60.

<Q – Sumant Kulkarni>: Okay thanks. And on SG&A I know you don’t provide specific guidance, but – excuse me – do you expect the second quarter of this year to be the highest in terms of SG&A spend?

<A – Mario Crovetto>: The SG&A in this quarter is selling indicative of the future. It was a bit on the high side because of some special expenses we incurred in the quarter, but pretty indicative of the future quarters.

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<Q – Sumant Kulkarni>: My final question is, of the many undisclosed products that you have in development, are they any that could come to fruition in the next few quarters that we may not be aware of?.

<A – Gearóid Faherty>: We think there is a couple that are coming through to filing deadlines, but again it’s filed by the partner. But we think there’s a possibility that one or two them might be coming close to filing time.

<Q – Sumant Kulkarni>: Thanks.

Operator:  Our last caller is coming from the line of Rich Silver with Barclays Capital. Please state your question.

<Q – Rich Silver>: Yeah. Just a couple questions. First on J&J now that they do have an approved product, been on the market for I guess about a month, almost a month. Can you give us some sense as what you’re seeing, hearing in the field now that they have the approved product and how aggressive they’ve been in terms of their promotion and marketing of the product. And, I have one more question.

<A – Mario Crovetto>: We haven’t seen very much from them at all, yet Rich. They were never – they haven’t been a big presence in the cystic fibrosis area for a very long time. And we haven’t seen any change in that as yet. The same would be said for GI where they did promote but not very aggressively. So, up until the last news I’ve had about a week old now, we haven’t seen any significant change.

<Q – Richard Silver>: Okay. And then less of an important question but with – back in, I guess it was two years ago when you announced that ZENPEP was eligible for review under the centralized procedure in the EU. You also said that the – there was an 18 month timeline for filing after that centralized review has been granted. So, should we assume that – that’s obviously not going to happen. So, therefore when the time comes for it to be reviewed, it will actually not be reviewed in a centralized way?

<A – Gearóid Faherty>: No, you shouldn’t assume that. Because at the time obviously when we were talking about that we were not aware and the EMA, were not disclosing that they were developing guidance for the product.

And we provided a protocol to them, while they were working through their guidance. Then their guidance came out in May and went through last year or whatever it was, and went through a review process which finalized in, I think it was late November of last year. So, no, we – doesn’t all have to be taken into consideration by them, so, no we don’t expect what you’ve just suggested.

<Q – Richard Silver>: And then just last one, which may be you’ve answered this and I didn’t quite hear it, but as we look at the quarter-to-quarter decline in the royalty line, can you give us any sense of how much of that was ULTRASE versus say AMRIX or anything else?

<A – Mario Crovetto>: It was entirely ULTRASE.

<Q – Richard Silver>: Okay. So, for the others we can assume they were – there was actually growth in royalties sequentially for everything else?

<A – Gearóid Faherty>: Well obviously – the other two primary ones that would be driving it would be AMRIX and Lamictal. AMRIX was relatively flat and Lamictal was growing.

<Q – Richard Silver>: Okay. All right. Thanks very much.

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Operator:  There are no further questions at this time. I would now like to turn floor back over to management for any closing comments.

Gearóid M. Faherty, Chairman and Chief Executive Officer

All we’d have to say is thank you for dialing in, and thank you for your continued interest and support. That concludes our call this morning. Thank you.

Operator:  Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time and we thank you for your participation.

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